AGREEMENT
This Agreement For Chief Compliance Officer Services (“Agreement”) dated as of January 14, 2008, is between Salvatore Faia, doing business as Vigilant Compliance Services, with an address at 186 Dundee Drive, Suite 700, Williamstown, NJ 08094 (“Vigilant”), and Trust for Credit Unions (“Fund”), with an address at 1001 Connecticut Avenue, N.W., Suite 1001, Washington, DC 20036.
Background
A. Fund desires to contract with Vigilant to provide Chief Compliance Officer (“CCO”) services to Fund as more fully described in Section 1 hereof; and
B. Vigilant desires to provide Services subject to the terms and conditions hereof.
Terms
Intending to be legally bound, the parties agree as follows:
1.	Services. Vigilant will provide CCO services specified below (“Services”) to Fund in accordance with the terms herein:
(a)	Vigilant shall provide Salvatore Faia to serve as CCO for the Fund to assist the Fund in meeting its compliance obligations pursuant to SEC Rule 38a-1 (“Rule 38a-1”) under the Investment Company Act of 1940 (the “1940 Act”); and
(b)	Vigilant will prepare for the Board of Directors of the Fund, no less frequently than annually, a Report which would address at a minimum: (1) the operation of the policies and procedures of the Fund and each service provider since the last Report; (2) any material changes to the policies and procedures since the last Report; (3) any recommendations for material changes to the policies and procedures as a result of the annual review; (4) any material compliance matters since the date of the last Report; (5) any other compliance matters which the Fund’s Board reasonably requests and (6) any other Fund compliance matters which the CCO reasonably believes necessary for compliance with Rule 38a-1. Vigilant shall perform such other services, except as excluded herein, and take such other actions, except as excluded herein, as necessary to serve as CCO, which shall include without limitation, interfacing with compliance personnel at each Adviser and service provider, drafting and preparing quarterly reports to the Board, and attendance at Board meetings if such meetings are located in New York City, Washington, DC or in the vicinity of those locations.
2. Term. The Term shall commence on the date of this Agreement and shall continue in effect until one year from the date thereof, and shall thereafter renew in one year increments unless earlier terminated by either party upon sixty (60) days’ prior written notice after the initial term. The Agreement may be terminated by the Fund on five (5) days written notice to Vigilant if Salvatore Faia ceases to serve as CCO hereunder.
3. Fees. Fund shall pay Vigilant a monthly fee of $ 10,000 for assets up to $2.0 Billion with a single adviser for the Fund and up to two sub-advisers ($120,000 annually); a monthly fee of $12,083. ($145,000 annually) for assets of $2.0-2.5 Billion; a monthly fee of $14,167. ($170,000 annually) for assets of $2.5-3.0 Billion; a monthly fee of $15,833. ($190,000 annually) for assets of $3.0-3.5 Billion; a monthly fee of $17,500 ($210,000 annually) for assets of $3.5-4.0 Billion. The Fund will pay out of pocket and travel expenses as incurred. Expenses over $100. will be supported by appropriate documentation. SEC response time will be separately billed on an hourly basis for additional time at a rate of $395. per hour. A one-time charge of $7,000. will be paid by the Fund to permit the CCO to review the Fund’s current Compliance Manual and its Policies and Procedures.
4. Insurance Coverage. Salvatore Faia will be covered by the Fund’s Errors and Omissions and/or Officers and Directors insurance as an officer of the Fund, which insurance shall be the same coverage as for the Fund’s directors and officers. The Fund shall indemnify and hold harmless Salvatore Faia as an officer of the Fund to the same extent it indemnifies its other directors and officers of the Fund. Except as it relates to Salvatore Faia, for whom insurance coverage and indemnity is set forth above, the Fund will indemnify and hold harmless Vigilant, its employees and agents, other than Salvatore Faia (collectively “VCS”) from all claims, liabilities, attorneys’ fees, judgments, expenses and charges (collectively “Losses”) resulting from the provision of services by VCS to the Fund unless such loss results from VCS’s willful misfeasance, bad faith or gross negligence of the obligations under this Agreement. Vigilant, its employees and agents (as to Salvatore Faia, subject to the insurance coverage and indemnity set forth above) shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the performance of this Agreement, except a loss resulting from willful misfeasance, bad faith, or gross negligence of the obligations under this Agreement. In no event shall either of the parties be liable for special, consequential, exemplary or punitive damages. The liability of Salvatore Faia and Vigilant shall in no event exceed $120,000. regardless of the claim or legal theory set forth by any party.
5. Taxes. Vigilant shall be responsible for compliance with all local, state and federal rules, laws and regulations applicable to Services and payment of all taxes, such as income, unemployment, social security and other similar taxes, applicable to Services.
6. Additional Advisers. If the Fund adds additional advisers or Portfolios to the Fund, the parties will in good faith negotiate a new fee to the extent the fee is not already established as set forth in Paragraph 3 above.
7. Cooperation of Professionals. The Fund will use its best efforts to secure the cooperation of its professionals with VCS, including investment advisors, accountants, administrators, transfer agents, distributors, custodians, service professionals and other necessary persons and will use its best efforts to cause such parties to provide requested information to VCS in a prompt manner. Salvatore Faia shall be permitted to consult counsel at the cost of the Fund relating to Fund matters should such consultation become necessary. He will first consult counsel to the Fund in such circumstances, and with prior authorization from the Fund, which authorization shall not be unreasonably withheld, may consult other counsel at the cost of the Fund.

8. Other Service Providers. The Fund has engaged PFPC or other entities as administrator, custodian, transfer agent, and regulatory administration agent, and the services required to be performed pursuant to the Fund’s contract therewith or currently being performed shall continue to be performed by PFPC or such other service providers as determined by the Fund; the Fund may also make changes related to the service providers referenced above but such changes will not be deemed to impose additional duties upon the CCO; and, additional CCO duties imposed by statute or interpretation thereof which require the CCO to perform material additional services are not included in the fees hereunder. The fees above do not include Code of Ethics monitoring, market timing or Rule 22c-2 monitoring.
9. Breach. If Vigilant fails to deliver the specific services set forth herein and acts in a negligent or reckless manner, or with willful malfeasance, Vigilant shall be given thirty (30) days written notice to cure. If Vigilant fails to cure within thirty (30) days after written notice to Vigilant, the Fund shall have the right to terminate this Agreement. If termination is made under this Agreement, any fees prepaid by the Fund shall be prorated.
10. Notice. Vigilant agrees to give the Fund prompt written notice if Salvatore Faia is dismissed for cause from serving as Chief Compliance Officer for another investment company.
11. Documents and Records. The Fund shall keep all books and records as required by the Investment Act of 1940 and other applicable laws.
12. Work Product (a) All work performed, including but not limited to all ideas, improvements, concepts, inventions, discoveries, developments, innovations, software, designs, processes or other works of authorship, made, conceived or developed by Vigilant or otherwise produced by Vigilant in performance of this Agreement (“Work Product”) shall be and remain the property of Vigilant, regardless of whether or not such Work Product is protectable by patent, trademark, copyright, trade secret or other applicable law. Vigilant shall, however, provide copies of such Work Product as are necessary to be kept by the Fund under the 1940 Act or other applicable law, and the Fund shall have the right to use and reuse, solely for its exclusive use in connection with the Fund, such Work

Product. The Fund shall also have the right to copy and reproduce such Work Product and to provide to others as required for the Fund’s use thereof.
13. Confidentiality. Except as expressly provided below:
a.	All information of or pertaining to Fund or any of its affiliates, whether stored on computer disk or as electronic media, to which Vigilant is given access while performing Services hereunder is referred to as “Confidential Information.” Confidential Information shall include, without limitation, all information relating to the Services and all technology, know-how, processes, trade secrets, contracts, proprietary information, historical and projected financial information, business strategies, operating data and organizational and cost structures, product descriptions, pricing information, loan information, credit information and policies, and customer information (which includes, without limitation, names, addresses, telephone numbers, account numbers, demographic, financial and transactional information) or customer lists, whether received before or after the date hereof.

b.	Vigilant shall hold all Confidential Information in confidence and shall not disclose any Confidential Information to any person, unless otherwise permitted hereunder and Vigilant shall not use any such Confidential Information for purposes other than in connection with the Services; provided, however, that Vigilant will be permitted, without Fund’s prior written consent, to disclose Confidential Information on a need-to-know basis to those third parties who are engaged by Fund in connection with the Services.

c.	If Vigilant becomes legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, Vigilant may disclose such Confidential Information to the extent legally required; provided, however, that Vigilant shall (i) first notify the Fund of such legal process, unless such notice is prohibited by statute, rule or court order, (ii) attempt to obtain the Fund’s consent to such disclosure, and (iii) in the event consent is not given, agree to permit a motion to quash, or other similar procedural step, to frustrate the production or publication of information. In making any disclosure under such legal process, the parties agree to use commercially reasonable efforts to preserve the confidential nature of such information. Nothing herein shall require Vigilant to fail to honor a subpoena, court or administrative order, or other legal requirement on a timely basis.

d.	With the exception of customer information of Fund and its affiliates, which shall be protected in all circumstances, no information shall be within the protection of this Agreement where such information: (i) is or becomes publicly available through no fault of the Vigilant; (ii) is made public by Fund without restriction; or (iii) is rightly obtained from a third party not subject to confidentiality restrictions.
14. Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without respect to principles regarding conflicts of law.
15. Execution. This Agreement is being executed by parties with authority to do so.
16. Severability; No Waiver Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision. If any provision of this Agreement is deemed invalid or unenforceable under applicable law, all other provisions of this Agreement shall remain in full force and effect. No delay or omission on the part of a party to this Agreement in exercising any right hereunder shall operate as a waiver thereof or of any other right.
17. Entire Agreement. This is the entire Agreement between the parties with regard to the Services. This Agreement may only be modified or amended, if such modification or amendment is made in writing and signed by authorized representatives of both parties. This Agreement may not be assigned without the written consent of the other party and any such assignment shall be void.
18. Counterparts and Non-exclusivity. This Agreement may be executed in counterparts. This Agreement is not exclusive and the Fund recognizes that Vigilant and Salvatore Faia may provide similar services to other persons or entities.

19. No Partnership. This Agreement is not intended to constitute, create, give effect to or otherwise recognize a partnership, joint venture, or other form of business organization of any kind and the rights and obligations of Fund and Vigilant shall be only those expressly set forth herein.
In Witness Whereof, the parties have executed this Agreement as of the date first set forth above.

Salvatore Faia	Trust for Credit Unions
d/b/a Vigilant Compliance Services
By:	By:

Title President	Title President
Date:                     , 2007                                                                                                     Date:                     , 2007

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